SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. (Corporate Tax Registration) no. 06.164.253/0001 -87
N.I.R.E. (Companies Registrar) no. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON DECEMBER 20, 2005

Date, Time and Place of Meeting: Held on December 20, 2005, at 9:30, at the Company’s headquarters, at Rua Tamoios 246, ground floor, Jardim Aeroporto, CEP 04630-000, in the City of São Paulo, State of São Paulo. Attendance: All of the members of the Board of Directors. Call for meeting: Waived, once all of the members of the Company’s Board of Directors attended. Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Agenda: To resolve on: (i) the presentation approval of the budget for the financial year of 2006; (ii) presentations of the Company’s committees; (iii) ratification and presentation of Mrs. Betania Tanure de Barros as new member of the Corporate Governance and Nomination Committee; and (iv) presentation and approval of the total number of options to be granted, the beneficiary participants of such options and the quantity of options to be granted to each participant, all related to calendar year of 2006, according to the Company’s Stock Option Plan approved on December 9, 2004. Resolutions taken: After necessary clarifications: (i) the budget for the financial year of 2006 was approved by all present, by unanimous vote, and a counterpart of the same, initialized by the Presiding Board, will be filed at the Company’s headquarters. (ii) the members of the Company’s committees attending the meeting presented the respective recommendations. Specifically as regards the Corporate Governance and Nomination Committee, the Board approved a new wording to its Chart, which is attached hereto as Doc. 1. (iii) the presentation and approval of Mrs. Betania Tanure de Barros, Brazilian, married, psychologist, bearer of Identity Card R.G. No. M-1.072.104 and enrolled with C.P.F. under No. 385.001.086 -49, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, as the new member of the Corporate Governance and Nomination Committee. (iv) it was fully approved the total number of options to be granted, the beneficiary participants of such options and the quantity of options to be granted to each participant, all related to calendar year of 2006, according to the Company’s Stock Option Plan approved on December 9, 2004. A chart containing all such information, initialized by the Presiding Board will be filed at the Company’s headquarters. (v) the Board also: (a) approved the increase of the Company’s corporate capital within the limits of its authorized capital, by the issuance of 572,000 (five hundred and seventy-two thousand) preferred shares, all nominative, with no face value, for the subscription of the Vice President of Finance, Chief Financial Officer and Investor Relations Officer of the Company, according to the Company’s Stock Option Plan approved in the General Shareholders´ Meeting held on May 25, 2004 (“Plan”), under the same conditions (issuance price and respective justification and exclusion of right of first refusal) approved by the Board on October 21, 2005. (b) approved that the Preferred Shares shall be subscribed by the Vice President of Finance, Chief Financial Officer and Investor Relations Officer of the Company, on the date hereof, according to the Subscription Bulletin (Doc. 2) and paid up by subscriber, in Brazilian Reais, up to 10 (ten) business days as from the date hereof. The subscriber shall have, according to applicable law, the right to receive dividends and/or interests over Company’s capital that may be paid by the Company as from the date hereof, under the same conditions of the other shareholders owners of shares of the same type. The Board of Officers of the Company is authorized to carry all other actions necessary to the formalization, implementation and achieving of the matters herein approved, specially for the execution of the competent Share Subscription Agreement. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, December 20, 2005.

______________________________________
Constantino de Oliveira Júnior - Chairman

______________________________________
Henrique Constantino- Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.